Whole Living, Inc.

                          April 3, 2006

VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Attention:  Jill S. Davis, Accounting Branch Chief
            Kevin Stertzel, Staff Accountant

RE:   Whole Living, Inc.
      Form 10-KSB for fiscal year ended December 31, 2004, filed April 1, 2005 File No. 0-26973

Dear Ms. Davis

We are in receipt of your comment letter dated December 27, 2005, regarding the above identified annual report of Whole Living, Inc. (the "Company"). This letter sets forth the Company's responses to your comments. The Company is filing this letter and the above identified amended annual report via EDGAR.

We have restated your comments below and each comment is followed by the Company's responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------
Financial Statements
--------------------
Consolidated Balance Sheets, page F-4
-------------------------------------

Comment No. 1:  We note your disclosures regarding sales terms that indicate customers typically pay at the point of sale and that this policy allows you to minimize accounts receivable. Please clarify to us if your sales terms were different in 2003. We note your accounts receivable were substantially higher at December 31, 2003.

Response: Accounts receivable in 2003 consisted of the following: outstanding account renewal fees, in transit credit card sales and sales receivables due from the Australian sales office which is a separate entity whereby Whole Living had no ownership.



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Comment No. 2:  Please tell us the nature of the line item described as
                "Prepaid Expenses: in the Stockholders' Equity section of your balance sheet.

Response: Prepaid expense in the stockholders' equity section consists of stock issued for insurance and stock issued for an infomercial. The insurance is amortized on a straight-line basis over the term of the policy. The infomercial is amortized on a straight-line basis over a 2 year period.

Consolidated Statements of Operations, page F-5
-----------------------------------------------

Comment No. 3:  Please tell us why "Miscellaneous Expense" was negative in
                2003

Response: Miscellaneous expense was not negative in 2003. However, miscellaneous expense was negative in 2004 due to a settlement of an accounts payable.

Comment No. 4:  Please tell us where you have recorded depreciation expense within your Statement of Operations.

Response: Depreciation expense is included in general & administrative expenses

Consolidated Statements of Cash Flows, page F-7
-----------------------------------------------

Comment No. 5:  Please reclassify your change in "Bank Overdraft" as a component of Cash Flows from Financing Activities.

Response: Bank overdraft has been reclassed as a component of Cash Flows from Financing Activities.

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
General
-------

Comment No. 6:  As it appears commissions comprise a significant component of your cost structure, please expand your accounting policy disclosures to include a discussion of how you determine the amounts of commissions to be recognized and the accounting treatment of commissions paid to resellers including their presentation in your financial statements. Please also address how and when the company recognizes commissions payable to resellers.

Response: NOTE 1.l. has been added to disclose the accounting treatment of commissions.



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b. Recognition of Revenue, page F-8
------------------------------------

Comment No. 7:  We note your revenue recognition policy and are unclear with regard to your use of the term "delivery of such goods." As you appear to sell primarily via internet sales orders, please clarify if you mean your policy recognizes revenue upon the "shipment of such goods." Otherwise, it is unclear how the process of ordering, payment and delivery are simultaneous.

Response: The revenue recognition policy has been revised from "The Company recognizes the sale upon receipt of the sales order which is simultaneous with the payment and delivery of such goods" to "The Company recognizes the sale upon shipment of such goods".

g. Property and Equipment, page F-10
-------------------------------------

Comment No. 8:  Please reconcile for us the amounts you disclose as depreciation expense with the amounts reflected on your Consolidated Statements of Cash Flows.

Response:   Depreciation & Amortization reconciliation:
            Depreciation Expense (NOTE 1. g.)                       $ 456,860
            Amortization of Prepaid Expenses reported as equity       226,586
                                                                    ---------
            Balance Per Cash Flow Statement at December 31, 2004    $ 683,446

            Depreciation Expense (NOTE 1.g.)                        $ 202,626
            Amortization of Prepaid Expenses reported as equity       299,907
            Amortization of Intangibles (Reclassed from goodwill)       8,659
                                                                    ---------
            Balance Per Cash Flow Statement at December 31, 2003    $ 511,192

h. Inventory
------------

Comment No. 9:   Please explain how you evaluate your inventory for loss in value.

Response: Inventory is evaluated for a loss in value through physical counts and examinations on a quarterly basis.

i. Goodwill, page F-10
----------------------

Comment No. 10:   We note your disclosure that indicates various intangibles including distributor down lines, and customer lists are included as a component of Goodwill. Please tell us why you believe this is appropriate. Please refer to paragraph 39 and Appendix A of SFAS 141.

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Response:  The amounts originally recognized as goodwill has been reclassified to intangible assets and were fully amortized during 2003. Note 1.a. has been restated.

Note 2 - Property and Equipment, page F-11
-------------------------------------------

Comment No. 11:   Please tell us the name of the costs you have capitalized as
                  "software" and your amortization policy regarding these costs.

Response: Software costs consist of the cost associated with the outside development of the main distributor database as well as other pre-packaged outside software. All of the software is amortized on a straight-line basis over a 3 year period.

Note 4 - Commitments and Contingencies, page F-14
--------------------------------------------------

Comment No. 12:   Please revise your disclosure to conclude on each loss
                  contingency using terms defined in SFAS 5.

Response: The disclosure has been restated for the conclusion on loss contingencies from the term "potential loss" to "probable loss".

Controls and Procedures, page 34
--------------------------------

Comment No. 13:   We note that your controls and procedures, does not appear in accordance with the requirements of Item 307 of Regulation S-B or SEC Release No. 33-8238. For instance, please revise your disclosures to provide management's assessment on the effectiveness of the company's internal controls.

Response:   Item 8A of the amended 2004 10-KSB has been restated to conform with Item 307 of Regulation S-B.

Securities Authorized under Equity Compensation Plans
-----------------------------------------------------
Consulting Agreements, page 36
------------------------------

Comment No. 14:   Please support your conclusion that your warrants represent equity rather than a liability. Specifically address ETTF
                  00-19 in your response. We note that these arrangements contain registration rights.

Response: Per EITF 00-19, 1,500,000 warrants outstanding at December 31, 2004 have been reclassed to a liability and revalued as of December 31, 2004 and 2003 based on the Black-Scholes model. The remaining 400,000 warrants reported on the report as of December 31, 2004 were canceled during 2001, but were mistakenly reported in Note 8. Note 8 has been restated. Note 1. m. has been added to disclose the policy for derivatives.

Comment No. 15:   We note that you have reduced the exercise price for certain warrants issued to one of your consultants. Please tell us how you have accounted for effects of this re-pricing.

Response: As discussed in our response to comment 14, the 400,000 warrants that were repriced and originally disclosed in Note 8 were returned to the Company and canceled in 2001. Note 8 has been restated to reflect the cancellation during 2001.

                     ***********************

The Company acknowledges that:

..    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

..    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

..    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter and the amended Form 10-KSB adequately address your concerns. If you have further questions or comments please contact the Company's counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.


Sincerely,


/s/ Ronald K. Williams
Ronald K. Williams
President


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